UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Consolidated Financial Results for the year ended March 31, 2009 (U.S. GAAP Financial Information)
1. OPERATING RESULTS
2. GROUP STRUCTURE
3. MANAGEMENT POLICIES
4. CONSOLIDATED FINANCIAL STATEMENTS
SUPPORT DOCUMENTATION (CONSOLIDATED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: April 28, 2009

Makita Corporation
Consolidated Financial Results
for the year ended March 31, 2009
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2009
April 28, 2009
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President & CEO
1. Operating results of the year ended March 31, 2009 (From April 1, 2008 to March 31, 2009)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (million)
	For the year ended			For the year ended
	March 31, 2008			March 31, 2009
			%			%
Net sales	342,577		22.4	294,034		(14.2)
Operating income	67,031		39.1	50,075		(25.3)
Income before income taxes	65,771		33.3	44,017		(33.1)
Net income	46,043		24.5	33,286		(27.7)
	Yen
Net income per share		320.30			236.88
Ratio of net income to shareholders’ equity		14.9%			11.1%
Ratio of income before income taxes to total assets		17.4%			12.2%
Ratio of operating income to net sales		19.6%			17.0%

Notes:	1.	Amounts of less than one million yen have been rounded.
	2.	The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
	3.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): NIL
(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of
	March 31, 2008	March 31, 2009
Total assets	386,467	336,644
Shareholders’ equity	316,498	283,485
Shareholders’ equity ratio to total assets (%)	81.9%	84.2%
	Yen
Shareholders’ equity per share	2,201.36	2,057.76

(3) CONSOLIDATED CASH FLOWS

	Yen (million)
	For the year ended	For the year ended
	March 31, 2008	March 31, 2009
Net cash provided by operating activities	29,275	22,178
Net cash provided by (used in) investing activities	(4,508)	232
Net cash used in financing activities	(13,815)	(33,179)
Cash and cash equivalents, end of year	46,306	34,215

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Dividend Information

	Yen
			For the year
	For the year	For the year	ending March
	ended March 31,	ended March 31,	31, 2010
	2008	2009	(Forecast)
Cash dividend per share:
Interim	30.00	30.00	15.00
Year-end	67.00	50.00	(Note)
Total	97.00	80.00	(Note)
		Yen (million)

Total cash dividend	13,946	11,111	—
Dividend payout ratio (%)	30.3%	33.8%	—
Dividend ratio for shareholders’ equity (%)	4.5%	3.8%	—

Note:	While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 3.
3. Consolidated Financial Forecast for the year ending March 31, 2010 (From April 1, 2009 to March 31, 2010)

	Yen (million)
	For the six months ending		For the year ending
	September 30, 2009		March 31, 2010
		%		%
Net sales	113,500	(35.3)	230,000	(21.8)
Operating income	8,200	(77.3)	18,000	(64.1)
Income before income taxes	7,700	(77.7)	17,000	(61.4)
Net income attributable to Makita Corporation	5,400	(78.3)	12,000	(63.9)
Earning per share (Basic)	Yen

Net income attributable to Makita Corporation common shareholders	39.20		87.11

Note:	The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.
4. Other
(1)	Changes in important subsidiaries for the year (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None
(2)	Changes in principle, procedure and representation of the accounting policies concerning consolidated financial statements preparation (Changes indicated to “CHANGE OF SIGNIFICANT ACCOUNTING POLICIES”): Yes
(3)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of March 31, 2009:	140,008,760
	As of March 31, 2008:	144,008,760
2. Number of treasury stock:	As of March 31, 2009:	2,244,755
	As of March 31, 2008:	235,135
3. Average number of shares outstanding:	For the year ended March 31, 2009	140,518,582
	For the year ended March 31, 2008	143,749,824

Note: Regarding number of shares used as the basis for calculation of net income per share, please see page 19, “Information per share”.

2
English Translation of “KESSAN TANSHIN” originally issued in Japanese

Explanation regarding proper use of business forecasts, and other significant matters
1.	Regarding the assumptions for the forecasts and other matters, refer to “Outlook for the year ending March 31, 2010” on page 5.

The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of various factors, actual results may vary from the forecasts provided above.
2.	Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

The Board of Directors plans to meet in April 2010 for a report on earnings for the year ending March 31, 2010. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2010.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special circumstances) and multiplied by 100.

3
English Translation of “KESSAN TANSHIN” originally issued in Japanese

1. OPERATING RESULTS
1. Operating results
(1) Outline of operations and business results for the year ended March 31, 2009
     The business environments surrounding Makita have remained severe in Japan and the United States since the beginning of the year mainly due to the impact of the weak housing market, while in Western Europe, Russia and Eastern Europe and other emerging countries, the business was generally strong until the summer of 2008 supported by active investments in construction, the high prices of crude oil and other resources. However, the financial crisis expanded from the United States to other economies worldwide in September 2008 as a result of a series of stock price crashes and steep depreciation of currency values. The keen sense of recession has spread everywhere from Japan, Western Europe and developed countries to emerging countries in Eastern Europe and Russia, Central and South America, the Middle East and others. Consequently, investment in construction and housing dropped significantly in the world, which resulted in a sharp decrease in the demand for power tools. Accordingly, business conditions in the power tool market further worsened in the second half of the year forward the end of the year.
     Under these circumstances, in development side, Makita expanded its product lines, including those of power tools, rechargeable tools and gardening equipment designed to further improve working conditions for users through the development of smaller and lighter tools or tools with lower noise and vibration. In production side, the construction of the second plant in Brazil, South America and the expansion of a plant in Romania, Eastern Europe, were completed and both plants began smooth operations. The aim of these plants is to further strengthen the global production system of the Group in order to flexibly satisfy the demand worldwide. In sales side, Makita strove to strengthen its global sales systems throughout the year. In North America, our business relationship with Home Depot, Inc. was strengthened. In addition, we strove to maintain and improve our No.1 sales and after-sales service system in the industry in Japan and other developed countries. Subsidiaries were established in Bulgaria, Colombia, and India, to strengthen our marketing in the expanding emerging countries. A subsidiary was also established in the Kingdom of Morocco, which serves as a marketing base in the expanding African market.
     Our consolidated net sales decreased by 14.2% from the previous year to 294,034 million yen. This was because the significant appreciation of the yen had advanced steeply since last fall and the demand for power tools weakened throughout the world. The demand shrinkage in Japan and the United States started in the beginning of the current year, followed by weakening demand in West European countries. Moreover, economic growth in Eastern Europe and Russia, Asia, Central and South America, the Middle East and other emerging markets, where it had previously remained strong, also slowed down.
     Our profit figures were adversely affected by a decrease in sales on the Japanese yen basis due to the appreciation of the yen against many other currencies and a higher ratio of SGA expenses to sales, especially in the second half of the year. Consequently, operating income for the year decreased by 25.3% to 50,075 million yen from the previous year (operating income ratio: 17.0%). As for other expenses, exchange losses on foreign currency transactions and realized losses on securities due to falling stock prices increased from the previous year. Consequently, income before income taxes was 44,017 million yen (income before income taxes ratio: 15.0%), a 33.1% decrease from the previous year, and net income was 33,286 million yen (net income ratio: 11.3%), a 27.7% decrease.
     Sales results by region were as follows:
     Sales in Japan decreased by 11.4% from the previous year to 46,222 million yen due to the economic stagnation and weak housing start. There was no sign of recovery in the demand for power tools in the domestic market.
     Sales in Europe decreased by 14.5% to 137,113 million yen due to the decline in construction demand in Western Europe, along with the decline in demand since last fall in Eastern Europe and Russia, where sales had been strong in the past. The stronger yen against the British pound, the euro and other European currencies also had an adverse effect on sales.
     Sales in North America decreased by 25.0% to 42,289 million yen due to the worsening housing and commercial construction markets in the United States, weak sales in the Christmas season and the stronger yen against the U.S. dollar.
     Sales in Asia totaled 21,995 million yen, a 2.8% decrease from the previous year. Sales in Asia were significantly affected by the steep decline in construction investments in Southeast Asian countries.
     Sales results in other areas were negatively affected by sharply worsening economic conditions in these areas caused mainly by the steep decline in the prices of crude oil and other mineral resources. Significant depreciation in local currency values against yen also had a negative effect. Consequently, sales in Central and South America

4
English Translation of “KESSAN TANSHIN” originally issued in Japanese totaled 16,738 million yen, a 0.2% decrease from the previous year, sales in the Middle East and Africa region totaled 16,466 million yen, a 11.9% decrease, and sales in Oceania totaled 13,211 million yen, a 14.9% decrease.
(2) Outlook for the year ending March 31, 2010
     Regarding the future forecast, business conditions for Makita are expected to remain severe for the present. The global simultaneous recession is expected to continue to worsen. Consequently, the demand for power tools will remain low everywhere in the world, with competition in the industry intensifying further. Movement in the foreign exchange market will be unpredictable. However, it is expected that the economy will show some signs of recovery in the second half of 2009 by the effect of all economic and financial measures implemented by countries around the world in concert.
     Based on these forecasts, Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment. It will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. Sales activities to professional users will be promoted. In addition, activities to maintain and improve our No. 1 sales and after-sales service system in the industry will be aggressively promoted.
     Makita will strive to maintain a solid financial position enabling it to implement these measures, which, we believe, will lead to enhancing customer satisfaction and raising Makita’s position in the industry, resulting, in turn, in the improvement of its corporate value.
     In projecting the operational results for the next year, we use the following assumptions:
•	The yen will become stronger against other currencies, compared with the current year.

•	Recovery of the demand for power tools and related materials is unlikely in Japan, the United States, Western Europe and other developed countries.

•	Since the potential demand is strong in many emerging countries, it is expected that their recovery pace will be faster than that of developed countries.

•	Raw material prices will become lower compared with the current year.
     To cope with these assumed conditions, Makita will:
•	Continue development of new products that meet the changing needs of the market;

•	Strengthen its development activities for engine products;

•	Continue production volume adjustments until around the summer to respond to the decline in global demand and to reduce inventories;

•	Implement production cost-saving measures, taking advantage of its global production organizations;

•	Reduce the parts procurement cost; and

•	Strive to improve its marketing and brand power by fine-tuned response to professional users needs and further improved after-sales service.
          On the basis of above measures, Makita forecasts the following performance for the year ending March 31, 2010.
Consolidated Financial Forecast for the Year Ending March 31, 2010

	Yen (million)
	For the six months ending	For the year ending
	September 30, 2009	March 31, 2010
Net sales	113,500	230,000
Operating income	8,200	18,000
Income before income taxes	7,700	17,000
Net income attributable to Makita Corporation	5,400	12,000

The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.
Assumption:
     The above forecast is based on the assumption of exchange rates of 95 yen to US$1 and 125 yen to 1 Euro.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation where such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Financial position
(1) Analysis on assets, liabilities and total assets
     Total assets at the end of year decreased by 49,823 million yen compared to the previous year to 336,644 million yen. Main factors for this decrease were the sales of marketable securities in order to acquire the Company’s own shares, the decrease in trade accounts receivable resulting from the decreased sales revenues and the decrease in the value of assets held in foreign currencies due to the stronger yen against these currencies
     Liabilities decreased by 16,555 million yen compared to the previous year to 50,898 million yen. Main factors for this decrease were the decreased trade notes and accounts payable resulting from the reduced production volume implemented to reduce the inventory level and the decreased income taxes payable due to the decrease in the taxable income.
     Shareholders’ equity decreased by 33,013 million yen compared to the previous year to 283,485 million yen. Main factor for this decrease was the decreased foreign currency translation adjustment that was included in “Accumulated Other Comprehensive Income”, resulting from the decrease in the value of net assets held by foreign subsidiaries due to the stronger yen against their local currencies.
(2) Analysis on cash flows and financial ratios
     Total cash and cash equivalents (cash) at the end of year amounted to 34,215 million yen, reflecting a decrease of 12,091 million yen from the end of the previous year.
          (Net Cash Provided by Operating Activities)
     As stated in the “Outline of operations and business results for the year ended March 31, 2009” in Page 4, net cash provided from operating activities weakened to 22,178 million yen due to the operating results that have weakened since the beginning of the second half of the year.
          (Net Cash Provided by Investing Activities)
     Net cash provided by investing activities increased by 232 million yen. Main factor for this increase was proceeds received from sales and redemption of marketable securities, which exceeded expenditures aggressively used in capital investment, including the expansion of the Romanian plant, the construction of the second plant in Brazil and the manufacture of molds for new products.
          (Net Cash Used in Financing Activities)
     Net cash used in financing activities totaled 33,179 million yen. Major uses of cash were buy-back of six million shares of the Company’s own stock and payments of dividends to shareholders.

Financial ratios
	As of (year ended) March 31,
	2005	2006	2007	2008	2009
Operating income to net sales ratio	16.1%	20.0%	17.2%	19.6%	17.0%
Equity ratio	75.8%	81.8%	82.1%	81.9%	84.2%
Equity ratio based on a current market price	97.1%	160.0%	170.4%	116.4%	90.0%
Interest-bearing liabilities to net cash provided by operating activities	0.5	0.1	0.1	0.1	0.0
Interest coverage ratio (times)	28.4	54.7	102.4	108.8	95.6

Definitions:
     Operating income to net sales ratio: operating income/net sales
     Equity ratio: shareholders’ equity/total assets
     Equity ratio based on a current market price: total current market value of outstanding shares/total assets
     Interest-bearing liabilities to net cash provided by operating activities: interest-bearing liabilities /net cash inflow from operating activities
     Interest coverage ratio: net cash inflow from operating activities/interest expense

Notes:	1.	All figures are calculated based on a consolidated basis.
	2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)
	3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. Basic policy regarding profit distribution and cash dividend for the fiscal 2009 and 2010
     Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.
     Makita bought back 3 million shares of Makita in May and November 2008, respectively, totaling 6 million shares, or 17.6 billion yen. Of these treasury shares, 4 million shares were retired in February 2009 following deliberate considerations regarding future utilization and the appropriate level of treasury shares to be retained by Makita.
     Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

Our forecast for dividends is as follows;
	For the year ended	For the year ending
	March 31, 2009	March 31, 2010
	(Result and Forecast)	(Forecast)
Cash dividend per share:
Interim	30.00 yen	15.00 yen
Year-end	50.00 yen	(Note 1)
Total	80.00 yen	(Note 1)

Notes:	The Board of Directors plans to meet in April 2010 for a report on earnings for the year ending March 31, 2010. At such time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2010. However, if certain special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special circumstances) and multiplied by 100.

7
English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. GROUP STRUCTURE
     Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) mainly manufacture and sell portable electric power tools. Makita is comprised of the Company, 48 consolidated subsidiaries and an equity method affiliate.
     Group Structure of Makita is outlined as follows;

Outside Customers
Overseas sales subsidiaries: 37
Makita U.S.A. Inc.
Makita Canada Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Benelux B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 23
Domestic
Makita Corporation
Sales and manufacturing subsidiaries
Makita Numazu Corporation
(Manufacture and sales of garden equipment)
Other subsidiaries: 2
Equity method affiliates: 1
Overseas sales and manufacturing subsidiaries: 3
Dolmar GmbH (Germany)
(Manufacture and sales of garden equipment)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 4
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd.
Makita EU S.R.L. (Romania)
Other overseas subsidiaries: 1
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Supply finished goods
Supply parts

8
English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. MANAGEMENT POLICIES
1. Basic Policies
     Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, Makita has established strategic business approaches and quality policies such as “A management approach in symbiosis with society” “Managing to take good care of our customers,” “Proactive, sound management” and “Emphasis on trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” Makita aims to generate solid profitability so that Makita can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies where Makita operates.
2. Target Management Indicators
     Makita believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. Makita’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.
3. Medium-to-Long-Term Management Strategy
     Makita aims to build a strong brand equity that is unrivaled in the industry and to become what it refers to as a “Strong Company,” in other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of tools such as power tools for professional use, gardening tools, and air tools. This is to be accomplished through the ability to develop new products that satisfy professional users, a global production structure that achieves both high quality and cost competitiveness, as well as a sales and after-sales service structure that leads the industry both in the domestic and overseas markets.
     In order to carry out this management strategy, Makita is focusing its management resources on the professional-use tool category, while maintaining its strong financial position that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.
4. Preparing for the Future
     Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment. It will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. Sales activities to professional users will be promoted. In addition, activities to maintain and improve our No. 1 sales and after-sales service system in the industry will be aggressively promoted. We strive to improve our corporate value.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

4. CONSOLIDATED FINANCIAL STATEMENTS
1. CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of March 31, 2008		As of March 31, 2009
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	46,306		34,215
Time deposits	2,393		2,623
Marketable securities	49,443		29,470
Trade receivables-
Notes	2,950		2,611
Accounts	60,234		43,078
Less- Allowance for doubtful receivables	(1,018)		(1,129)
Inventories	112,187		111,002
Deferred income taxes	6,478		7,264
Prepaid expenses and other current assets	11,382		11,269

Total current assets	290,355	75.1%	240,403	71.4%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,370		18,173
Buildings and improvements	64,268		65,223
Machinery and equipment	75,651		74,458
Construction in progress	2,765		4,516

	161,054		162,370
Less- Accumulated depreciation	(91,996)		(89,674)

	69,058	17.9%	72,696	21.6%

INVESTMENTS AND OTHER ASSETS:
Investment securities	18,034		11,290
Goodwill	2,001		1,987
Other intangible assets, net	2,240		2,280
Deferred income taxes	1,826		5,050
Other assets	2,953		2,938

	27,054	7.0%	23,545	7.0%

	386,467	100.0%	336,644	100.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2008		As of March 31, 2009
	Composition ratio		Composition ratio
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,724		239
Trade notes and accounts payable	23,372		14,820
Other payables	5,640		4,397
Accrued expenses	7,982		5,642
Accrued payroll	8,096		7,361
Income taxes payable	7,518		2,772
Deferred income taxes	58		50
Other current liabilities	5,266		5,536

Total current liabilities	59,656	15.4%	40,817	12.1%

LONG-TERM LIABILITIES:
Long-term indebtedness	908		818
Accrued retirement and termination allowances	3,716		7,116
Deferred income taxes	1,215		548
Other liabilities	1,958		1,599

	7,797	2.0%	10,081	3.0%

	67,453	17.4%	50,898	15.1%

MINORITY INTERESTS	2,516	0.7%	2,261	0.7%

SHAREHOLDERS’ EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,753		45,420
Legal reserve	5,669		5,669
Retained earnings	249,191		257,487
Accumulated other comprehensive income (loss)	(7,657)		(42,461)
Treasury stock, at cost	(263)		(6,435)

	316,498	81.9%	283,485	84.2%

	386,467	100.0%	336,644	100.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the year ended		For the year ended
	March 31, 2008		March 31, 2009
	Composition ratio		Composition ratio
NET SALES	342,577	100.0%	294,034	100.0%
Cost of sales	199,220	58.2%	170,894	58.1%

GROSS PROFIT	143,357	41.8%	123,140	41.9%
Selling, general, administrative and other expenses	76,326	22.2%	73,065	24.9%

OPERATING INCOME	67,031	19.6%	50,075	17.0%

OTHER INCOME (EXPENSES):
Interest and dividend income	2,092		1,562
Interest expense	(269)		(236)
Exchange gains (losses) on foreign currency transactions, net	(1,233)		(3,408)
Realized gains (losses) on securities, net	(1,384)		(3,548)
Other, net	(466)		(428)

Total	(1,260)	(0.4)%	(6,058)	(2.0)%

INCOME BEFORE INCOME TAXES	65,771	19.2%	44,017	15.0%

PROVISION FOR INCOME TAXES:
Current	19,148		11,277
Deferred	580		(546)

Total	19,728	5.8%	10,731	3.7%

NET INCOME	46,043	13.4%	33,286	11.3%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2008	March 31, 2009
COMMON STOCK:
Beginning balance	23,805	23,805

Ending balance	23,805	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,437	45,753
Retirement of treasury stock	—	(329)
Disposal of treasury stock	316	(4)

Ending balance	45,753	45,420

LEGAL RESERVE:
Beginning balance	5,669	5,669

Ending balance	5,669	5,669

RETAINED EARNINGS:
Beginning balance	215,365	249,191
Cash dividends	(12,217)	(13,855)
Retirement of treasury stock	—	(11,135)
Net income	46,043	33,286

Ending balance	249,191	257,487

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	12,697	(7,657)
Other comprehensive income (loss) for the year	(20,354)	(34,804)

Ending balance	(7,657)	(42,461)

TREASURY STOCK, at cost:
Beginning balance	(298)	(263)
Purchases	(51)	(17,655)
Retirement	—	11,464
Disposal	86	19

Ending balance	(263)	(6,435)

TOTAL SHAREHOLDERS’ EQUITY	316,498	283,485

DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):
Net income for the year	46,043	33,286

Other comprehensive income (loss) for the year :
Foreign currency translation adjustment	(10,274)	(28,051)
Unrealized holding losses on available-for-sale securities	(6,395)	(3,065)
Pension liability adjustment	(3,685)	(3,688)

Total comprehensive income (loss) for the year	25,689	(1,518)

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4. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2008	March 31, 2009
Net cash provided by operating activities	29,275	22,178
Net cash provided by (used in) investing activities	(4,508)	232
Net cash used in financing activities	(13,815)	(33,179)
Effect of exchange rate changes on cash and cash equivalents	(1,774)	(1,322)

Net change in cash and cash equivalents	9,178	(12,091)
Cash and cash equivalents, beginning of year	37,128	46,306

Cash and cash equivalents, end of year	46,306	34,215

5. NOTES ON THE PRECONDITIONS FOR A GOING CONCERN: None
6. SIGNIFICANT ACCOUNTING POLICIES
(1) Scope of consolidation and equity method
Number of consolidated subsidiaries: 48
Major subsidiaries are as follows;
Makita U.S.A. Inc., Makita Corporation of America, Makita (U.K.) Ltd.,
Makita France SAS, Makita Werkzeug GmbH (Germany), Makita Oy (Finland),
Makita (China) Co., Ltd., Makita (Kunshan) Co., Ltd., Makita (Australia) Pty. Ltd.
Number of equity method affiliates: 1
(2) Significant Accounting Policies (Summary)
     Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
1.	Marketable and Investment Securities
Makita accounts for marketable and investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities.
2.	Allowance for Doubtful Receivables
Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance.
3.	Inventories
Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method.
4.	Property, Plant and Equipment and Depreciation
For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.

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5.	Goodwill and Other Intangible Assets
Makita follows the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141, “Business Combinations” requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142, “Goodwill and Other Intangible Assets” eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
6.	Income Taxes
Makita accounts for income taxes in accordance with the provision of SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Makita also adopts FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”
7.	Pension Plans
Makita accounts for pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”
8.	Impairment of Long-Lived Assets
Makita accounts for impairment of long-lived assets with finite useful lives in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”
9.	Derivative Financial Instruments
Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended.
10.	Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
11.	Revenue Recognition
Makita recognizes revenue at the time of delivery or shipment when all of the following conditions are met; (1) The sales price is fixed and determinable, (2) Collectability is reasonably assured, (3) The title and risk of loss pass to the customer, and (4) Payment terms are established consistent with Makita’s normal payment terms.
12.	Changes in principles, procedures and disclosures of the accounting policies concerning consolidated financial statements preparation
Starting with this fiscal year, the Company has adopted the “Fair Value Measurements” pursuant to the Statement of Financial Accounting Standards No. 157. This Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption did not give rise to any material effect on the Company’s consolidated financial position or results of operations.

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7. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Operating segment information

For the year ended March 31, 2008
	Yen (millions)
			North				Corporate and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	72,466	160,218	56,234	11,271	42,388	342,577	—	342,577
(2) Inter-segment	69,540	5,606	5,212	101,211	172	181,741	(181,741)	—

Total	142,006	165,824	61,446	112,482	42,560	524,318	(181,741)	342,577

Operating expenses	120,020	138,850	59,727	98,468	36,964	454,029	(178,483)	275,546
Operating income	21,986	26,974	1,719	14,014	5,596	70,289	(3,258)	67,031

For the year ended March 31, 2009
	Yen (millions)
			North				Corporate and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	63,859	137,230	42,446	9,954	40,545	294,034	—	294,034
(2) Inter-segment	56,371	4,154	4,690	86,697	121	152,033	(152,033)	—

Total	120,230	141,384	47,136	96,651	40,666	446,067	(152,033)	294,034

Operating expenses	112,109	121,668	46,291	84,438	35,816	400,322	(156,363)	243,959
Operating income	8,121	19,716	845	12,213	4,850	45,745	4,330	50,075

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Marketable Securities and Investment Securities
1. Available-for-sale securities

As of March 31, 2008
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	1,473	941	2	2,412	2,412
Debt securities	3,411	83	—	3,494	3,494
Investments in trusts	42,563	991	616	42,938	42,938

	47,447	2,015	618	48,844	48,844

Investment securities:
Equity securities	10,234	5,977	107	16,104	16,104
Investments in trusts	184	—	2	182	182

	10,418	5,977	109	16,286	16,286

As of March 31, 2009
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	998	343	33	1,308	1,308
Debt securities	954	60	—	1,014	1,014
Investments in trusts	26,704	204	110	26,798	26,798

	28,656	607	143	29,120	29,120

Investment securities:
Equity securities	8,220	1,847	177	9,890	9,890
Investments in trusts	1	—	—	1	1

	8,221	1,847	177	9,891	9,891

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2. Held-to-maturity securities
As of March 31, 2008

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	599	—	—	599	599

Investment securities:
Debt securities	1,748	—	71	1,677	1,748

As of March 31, 2009

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	350	—	2	348	350

Investment securities:
Debt securities	1,399	1	52	1,348	1,399

Net sales by product categories

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2008		March 31, 2009		(Decrease)
	Composition ratio		Composition ratio		(%)
Finished goods	296,279	86.5	251,619	85.6	(15.1)
Parts, repairs and accessories	46,298	13.5	42,415	14.4	(8.4)

Total net sales	342,577	100.0	294,034	100.0	(14.2)

Overseas sales by product categories

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2008		March 31, 2009		(Decrease)
	Composition ratio		Composition ratio		(%)
Finished goods	257,334	88.6	217,924	87.9	(15.3)
Parts, repairs and accessories	33,050	11.4	29,888	12.1	(9.6)

Total overseas sales	290,384	100.0	247,812	100.0	(14.7)

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Information per share

	Yen
	As of	As of
	March 31, 2008	March 31, 2009
Shareholders’ equity per share	2,201.36	2,057.76

	Yen
	For the year ended	For the year ended
	March 31, 2008	March 31, 2009
Net income per share:
Basic	320.30	236.88

Note:	Net income per share is calculated on the basis of the average number of shares outstanding during the year. Average number of shares outstanding is as follows:
For the year ended March 31, 2009: 140,518,582
For the year ended March 31, 2008: 143,749,824

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SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the year ended			For the year ended			For the year ended
	March 31, 2007			March 31, 2008			March 31, 2009
			(%)			(%)			(%)
Net sales	279,933		22.2	342,577		22.4	294,034		(14.2)
Domestic	46,860		12.6	52,193		11.4	46,222		(11.4)
Overseas	233,073		24.3	290,384		24.6	247,812		(14.7)
Operating income	48,176		5.2	67,031		39.1	50,075		(25.3)
Income before income taxes	49,323		0.4	65,771		33.3	44,017		(33.1)
Net income	36,971		(8.5)	46,043		24.5	33,286		(27.7)
Net income per share (Yen)		257.27			320.30			236.88
Cash dividend per share (Yen)		74.00			97.00			80.00
Dividend payout ratio (%) (Note 2)		28.8			30.3			33.8
Employees		9,062			10,436			10,412

	Yen (millions)
	For the six months
	ending September		For the year ending
	30, 2009		March 31, 2010
	(Forecast)		(Forecast)
		(%)		(%)
Net sales	113,500	(35.3)	230,000	(21.8)
Domestic	20,500	(15.9)	41,500	(10.2)
Overseas	93,000	(38.5)	188,500	(23.9)
Operating income	8,200	(77.3)	18,000	(64.1)
Income before income taxes	7,700	(77.7)	17,000	(61.4)
Net income attributable to Makita Corporation	5,400	(78.3)	12,000	(63.9)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	39.20		87.11
Cash dividend per share (Yen)	15.00		(Note 3)

Notes:	1.	The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.
	2.	The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.
	3.	Regarding our forecast for dividends, refer to page 7.

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2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2007		March 31, 2008		March 31, 2009
		(%)		(%)		(%)
Japan	46,860	12.6	52,193	11.4	46,222	(11.4)
Europe	124,020	37.0	160,360	29.3	137,113	(14.5)
North America	51,472	8.0	56,422	9.6	42,289	(25.0)
Asia	19,469	14.6	22,629	16.2	21,995	(2.8)
Other regions	38,112	18.0	50,973	33.7	46,415	(8.9)
Central and South America	12,704	20.6	16,764	32.0	16,738	(0.2)
The Middle East and Africa	13,064	19.6	18,687	43.0	16,466	(11.9)
Oceania	12,344	13.7	15,522	25.7	13,211	(14.9)
Total	279,933	22.2	342,577	22.4	294,034	(14.2)

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the years presented. Accordingly, it differs from operating segment information in page 16. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.
3. Exchange Rates

	Yen
				For the year ending
	For the year ended	For the year ended	For the year ended	March 31, 2010
	March 31, 2007	March 31, 2008	March 31, 2009	(Forecast)
Yen/U.S. Dollar	116.97	114.44	100.71	95
Yen/Euro	150.02	161.59	144.07	125

4. Sales Growth in local currency basis (Major subsidiaries)

For the year ended March 31, 2009
(%)
U.K.	(2.1)
Germany	(2.0)
France	(4.8)
Russia	(4.5)
U.S.A.	(17.3)
China	(4.2)
Brazil	30.0
Makita Gulf (UAE) *	15.0
Australia	9.0

*Including export sales for the Middle East and Africa.

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5. Production Ratio (unit basis)

	For the year ended	For the year ended	For the year ended
	March 31, 2007	March 31, 2008	March 31, 2009
Domestic	27.4%	22.5%	19.4%
Overseas	72.6%	77.5%	80.6%

6. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
				For the year ending
	For the year ended	For the year ended	For the year ended	March 31, 2010
	March 31, 2007	March 31, 2008	March 31, 2009	(Forecast)
Capital expenditures	12,980	15,036	17,046	13,000
Depreciation and amortization	8,773	8,871	8,887	8,800
R&D cost	5,460	5,922	6,883	7,200

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